Filed by AdvancePCS
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                                    Subject Company: AdvancePCS
                                                  Commission File No. 000-21447

On September 26, 2003, AdvancePCS posted the following information on its website:

                 ADVANCEPCS AND CAREMARK STRATEGIC COMBINATION

                 UPDATES TO WEBSITE FREQUENTLY ASKED QUESTIONS
                 ---------------------------------------------


Q: CAREMARK HAS INDICATED THAT THERE IS A POTENTIAL $125 MILLION IN SYNERGIES WITHIN TWELVE MONTHS OF CLOSING THE TRANSACTION. CAN YOU BE MORE SPECIFIC IN TERMS OF FROM WHERE THE $125 MILLION IN SYNERGIES ARE EXPECTED TO BE ACHIEVED?

A: Caremark anticipates that approximately 75% of the $125 million in potential synergies will be related to purchasing efficiencies. These synergies were calculated by an independent third party's review of existing purchasing relationships and practices of both companies. In addition, Caremark has indicated that the $125 million in potential synergies includes eliminating duplicate public company expenses (e.g., duplicate executive expenses, insurance policies, securities filings, stock exchange expenses, etc.).

     Caremark has indicated that the $125 million in potential synergies does not include any potential revenue enhancements derived from cross selling opportunities or potential higher profitability that may result from increased mail order penetration. Caremark has indicated that they anticipate these enhancements, as well as further purchasing synergies and efficiencies, will begin occurring subsequent to year one.


Q:   WHEN WILL YOU KNOW WHAT YOUR NEW BUSINESS WINS ARE FOR 2004?

A: AdvancePCS will update shareholders on new business prospects during its September quarter earnings call.


Q:   WHAT DO CUSTOMERS THINK OF THE TRANSACTION?

A: Overall, the customer base has responded quite positively. We anticipate being able to give them expanded service offerings and choices after the transaction closes, including a broader set of specialty and disease management programs.

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                  Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of AdvancePCS and Caremark Rx are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about AdvancePCS, Caremark Rx and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039 or Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244.

AdvancePCS, Caremark Rx and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Additional information about AdvancePCS is available on the World Wide Web at http://www.advancepcs.com. Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com.

                             SAFE HARBOR STATEMENT

This communication contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger;
(2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this communication may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this communication.